Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

* * * * *

[LOGO OF EXPEDIA, INC.]

Dear Shareholders:

As previously announced, a special meeting of Expedia, Inc. shareholders will be held on Friday, August 8, 2003, at 10:00 a.m. local time. This letter is to notify you that the location of the meeting has changed. The meeting will now be held at:

The Woodmark Hotel
1200 Carillon Point
Kirkland, Wash. 98033

The special meeting is being held to consider a proposal to approve the Agreement and Plan of Merger, dated as of March 18, 2003, by and among USA Interactive (now InterActiveCorp), Equinox Merger Corp., a wholly owned subsidiary of InterActiveCorp, and Expedia, and the transactions contemplated thereby.

Holders of record of shares of Expedia common stock and Expedia Class B common stock at the close of business on June 25, 2003 will be entitled to vote at the special meeting.

A proxy and information statement/prospectus was mailed on or about July 11, 2003, to holders of Expedia common stock, Expedia Class B common stock, and publicly traded Expedia warrants. The proxy and information statement/prospectus contains important information regarding the proposed merger, Expedia, and InterActiveCorp. Holders of Expedia common stock and Expedia Class B common stock should read the proxy and information statement/prospectus carefully.

As explained in the proxy and information statement/prospectus, the Expedia board of directors recommends you vote FOR the proposal.

Sincerely,

Expedia, Inc.

Additional Information

This letter relates to the proposed business combination between InterActiveCorp and Expedia, Inc. The proposed transaction is described in more detail in the proxy and information statement/prospectus dated July 9, 2003. You are advised to read the proxy and information statement/prospectus because it contains important information. You can obtain a copy of the proxy and information statement/prospectus free of charge, and other relevant documents filed with the SEC, from the SEC’s website at www.sec.gov. The proxy and information statement/prospectus and other documents also will be provided upon request by mail or telephone to Expedia, Inc., Attn: Investor Relations, 13810 Eastgate Way, Suite 400, Bellevue, Washington 98005, (425) 564-7233.